FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022
Commission File Number:  001-40930

OCEANPAL INC.
(Translation of registrant's name into English)
Pendelis 26, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

The Company was previously notified by Nasdaq on March 8, 2022, that it was not in compliance with the minimum bid price requirement because the Company’s common stock had failed to maintain a minimum bid price of $1.00 or more for 30 consecutive business days.

On September 6, 2022, the Company was granted an additional 180-day period from Nasdaq’s Listing Qualifications Department, through March 6, 2023, to regain compliance with the $1.00 minimum bid price requirement for continued listing on the Nasdaq Capital Market. The Company's common stock continues to trade on the Nasdaq Capital Market under the symbol "OP".

If at any time prior to March 6, 2023, the closing bid price of the Company’s common stock is at or above $1.00 per share for a minimum of 10 consecutive trading days, Nasdaq will provide the Company with written confirmation of compliance. If the trading price of the Company’s common stock is not at or above $1.00 per share for a minimum of 10 consecutive trading days prior to March 6, 2023, the Company intends to regain compliance with the minimum bid price requirement by effecting a reverse stock split of outstanding common shares, which has been approved by shareholders at the Company’s 2022 annual general meeting of shareholders held on April 5, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEANPAL INC.
(registrant)

Dated: September 7, 2022
	By:	/s/ Ioannis Zafirakis
Ioannis Zafirakis
Chief Financial Officer